SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549



                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the month of December 2004


                              STELMAR SHIPPING LTD.
                 (Translation of registrant's name into English)

                                  Status Center
                                 2A Areos Street
                              Vouliagmeni, GR 16671
                                 Athens, Greece

                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F [X]   Form 40-F  [_]

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                              Yes [_]   No [X]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

     Attached hereto as Exhibit 99.1 is a press release issued on October 20, 2004, by Stelmar Shipping Ltd. (the "Company") regarding the Company's third quarter earnings.

                                   SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                              STELMAR SHIPPING LTD.
                                  (registrant)




Dated:  December 13, 2004                      By: /s/ Olga Lambrianidou
                                               ----------------------------
                                               Name:   Olga Lambrianidou
                                               Title:  Corporate Secretary


02509.0004 #533480

                                                                    EXHIBIT 99-1

For Immediate Release

Company Contacts:
Stamatis Molaris          Leon Berman
Chief Financial Officer   Principal
Stelmar Shipping Ltd.     The IGB Group
011-30210-891-7260        212-477-8438


            STELMAR SHIPPING LTD. REPORTS THIRD QUARTER 2004 RESULTS

     ATHENS, Greece - October 20, 2004 - Stelmar Shipping Ltd. (NYSE: SJH) today announced operating results for the third quarter ended September 30, 2004. Stelmar reported its 39th consecutive quarter of profitability since inception and its 15th since going public in March of 2001.

     For the third quarter of 2004, the Company reported net income of $9,076,000, or $0.52 per fully diluted share, compared with net income of $10,713,000, or $0.62 per fully diluted share, for the third quarter of 2003. Net income for the quarter included a charge of $11,336,276, or $0.65 per fully diluted share, representing paid as well as accrued fees of advisors involved in the Company's strategic review process. The weighted average number of diluted shares used in the computations was 17,542,608 and 17,371,449 for the third quarters of 2004 and 2003, respectively. For the third quarter of 2004, operating income was $14,533,000, compared with $15,016,000 for the third quarter of 2003. Revenues from vessels net of voyage expenses for the quarter were $67,394,000, compared to $39,798,000 recorded in the same quarter of last year. Time charter earned revenues for the third quarter of 2004 were $48,713,000, or approximately 72.3% of revenue on a time charter basis, as opposed to $35,693,000 or approximately 89.7% for the same quarter last year.

     For the nine months ended September 30, 2004, Stelmar reported net income of $40,644,000, or $2.32 per fully diluted share, compared to $26,626,000, or $1.54 per fully diluted share, for the same period of 2003. Net income for the nine months ended September 30, 2004, included a charge of $12,096,276, or $0.69 per fully diluted share, representing paid as well as accrued fees of advisors involved in the Company's strategic review process. The weighted average number of diluted shares used in the computations was 17,521,601 and 17,251,496 for the nine month periods ended September, 2004 and 2003, respectively. For the nine month period ended September 30, 2004, operating income was $53,982,000, compared with $40,259,000 for the same period of 2003. Revenues from vessels net of voyage expenses for the nine month period ended September 30, 2004 were $171,112,000 compared to $123,448,000 recorded for the same period in 2003. Time charter earned revenues for the nine month period ended September 30, 2004 were $126,354,000 or approximately 73.8% of revenue on a time charter basis, as opposed to $108,081,000 or approximately 87.6% for the same period last year.

     Peter Goodfellow, Chief Executive and President, commented, "We are pleased that Stelmar has achieved record results from operations, for both the third quarter and nine month period of 2004. During a time when we conducted a comprehensive strategic review, Stelmar has continued to provide its customers with the highest level of service, while adhering to stringent safety and environmental standards. Following the conclusion of this strategic review, Stelmar's Board of Directors unanimously approved a merger with affiliates of Fortress Investment Group LLC that represented the best opportunity to create significant value for all shareholders. This offer was not only the highest we received in a competitive process, but also reflects a premium of 55% over the closing price of Stelmar's common stock on May 14, 2004, the last day before announcement of a proposal to acquire Stelmar."

     The following key indicators serve to highlight changes in the Company's financial performance during the third quarter and nine month period ended September 30, 2004:

                                                    Three Months Ended September 30, 2004 and 2003
                                                       (In U.S. Dollars unless otherwise stated)

                                HANDYMAX FLEET              PANAMAX FLEET            AFRAMAX FLEET               TOTAL FLEET
                                --------------              -------------            -------------               -----------
                            2004    2003     Change %   2004    2003    Change %  2004    2003    Change %  2004   2003    Change %
                            ----    ----     --------   ----    ----    --------  ----    ----    --------  ----   ----    --------
Total available ship days    2,164    1,656    30.68%    1,196     736   62.50%      357     368   (2.87%)  3,717    2,760   34.69%
Total operating days         2,119    1,581    34.01%    1,195     736   62.40%      357     262   36.43%   3,671    2,579   42.36%
Utilization                   97.9%    95.5%    2.55%     99.9%  100.0%  (0.06%)   100.0%   71.2%  40.46%    98.8%    93.4%   5.69%
TCE per ship per day        15,904   14,272    11.43%   22,687  17,014   33.35%   18,414  17,985    2.39%   18,357  15,432  18.96%
Net daily revenue per
  ship per day              15,183   13,202    15.01%   22,204  16,620   33.60%   18,146  12,655   43.39%  17,727   14,041   26.26%
Vessel operating expenses
  per ship per day          (4,083)  (3,919)    4.18%   (3,893) (3,731)   4.34%   (4,927) (3,867)  27.41%  (4,103)  (3,862)   6.24%
Vessel overhead burden
  per ship per day (1)      (4,113)    (745)  452.45%   (4,113)   (745) 452.45%   (4,113)   (745) 452.45%  (4,113)    (745) 452.45%
Net operating cash
  flow per ship per day      6,987    8,539   (18.17%)  14,198  12,144   16.91%    9,106   8,043   13.21%   9,511    9,434    0.81%

----------
(1)  $3,050 relate to costs associated with the strategic review process.



                                                     Nine Months Ended September 30, 2004 and 2003
                                                       (In U.S. Dollars unless otherwise stated)


                                 HANDYMAX FLEET              PANAMAX FLEET           AFRAMAX FLEET              TOTAL FLEET
                                 --------------              -------------           -------------              -----------

                             2004    2003   Change %    2004    2003    Change %  2004   2003   Change %    2004    2003   Change %
                             ----    ----   --------    ----    ----    --------  ----   ----   --------    ----    ----   --------
Total available ship days     5,888   5,055    16.48%   3,155   2,184    44.46%   1,085   1,092   (0.60%)   10,128   8,331   21.58%
Total operating days          5,686   4,812    18.16%   3,122   2,168    44.02%   1,070     837    27.89%    9,878   7,817   26.37%
Utilization                    96.6%   95.2%    1.44%    99.0%   99.3%   (0.31%)   98.6%   76.6%  28.66%      97.5%   93.8%   3.94%
TCE per ship per day         15,209  14,688     3.54%  20,939  17,302    21.02%  17,998  18,231   (1.28%)   17,322  15,792    9.69%
Net daily revenue per
  ship per day               14,290  13,559     5.39%  20,245  16,783    20.63%  17,499  13,792   26.88%    16,489  14,435   14.23%
Vessel operating expenses
  per ship per day           (4,167) (3,987)    4.53%  (3,930) (3,750)    4.80%  (4,653) (3,910)  19.01%    (4,145) (3,915)   5.90%
Vessel overhead burden
  per ship per day (2)       (2,181)   (799)  173.05%  (2,181)   (799)  173.05%  (2,181)   (799) 173.05%    (2,181)   (799)  173.05%
Operating cash
  flow per ship per day       7,941   8,774    (9.49%) 14,134  12,234    15.53%  10,664   9,083   17.41%    10,162   9,721    4.53%

----------
(2)  $1,194 relate to costs associated with the strategic review process.


Fleet Report

     As of the end of the third quarter, Stelmar operated a fleet of 40 tankers, including two leased Aframax tankers and nine leased Handymax vessels. The fleet consisted of 24 Handymax, 13 Panamax and three Aframax tankers with a carrying capacity of almost 2.2 million dwt.

     As part of the Company's fleet growth and renewal program, during the third quarter of 2004, Stelmar received delivery of two newbuildings. These newbuildings were the last of a series of eleven vessels that were delivered from December 2003 to July 2004. The vessels delivered during the quarter were two double-hull Handymax tankers the Ariadmar and the Atalmar.

     During the third quarter, the Company sold its remaining single-hull Aframax vessel. The net proceeds from the sale of $16 million were used to reduce the Company's debt. The sale generated a loss of $1.7 million that was recorded during the third quarter.

     One hundred percent of the fully owned fleet is double-hull, four of the remaining leased vessels are double-hull and the balance double-sided. The fully owned fleet's average age is three years and the average age of the leased fleet is 14 years.

The following is a summary of Stelmar's fleet:

Fully Owned and Leased Fleet Particulars

 Type                    DH         DS        Total    Vessels
                       ---------------------------------------
EXISTING:
Handymax (1)             761,960    279,940   1,041,900     24
Panamax                  902,400          0     902,400     13
Aframax (2) (3)          303,900          0     303,900      3
                       ---------------------------------------
                       1,968,260    279,940   2,248,200     40

% of fleet                    88%        12%        100%
                       ---------------------------------------

Number of Vessels             33          7
                       ---------------------------------------
DH: Double-Hull

     (1) Fulmar, Ermar, Primar, Allenmar, Camar, Jamar, Colmar, City University and Capemar are under a five-year operating lease effective July 7, 2004.

     (2) Takamar and Jacamar are under a seven-year operating lease effective January 8, 2004;

     (3) Kliomar was sold at the end of September 2004.

Time Charter Coverage

     During the third quarter of 2004, Stelmar had approximately 80% of its fleet's net operating days on profitable time charters. The majority of Stelmar's Handymax tankers were deployed on time charters throughout the third quarter, earning an average time charter equivalent rate of approximately $15,725 per day. The remaining Handymax tankers, deployed on the spot market during the quarter, earned an average daily time charter equivalent rate of approximately $17,112 per day. The average time charter equivalent rate for the Panamax vessels under time charter during the quarter was approximately $17,740 per day, while the Panamax fleet trading in the spot market under the joint venture company with Cape Tankers earned approximately $30,604 per day. All Aframax tankers in Stelmar's fleet were deployed on profitable time charters during the quarter earning an average of approximately $18,487 per day.

Special Meeting

     A special meeting of Stelmar shareholders will be held at InterContinental The Barclay New York, 111 East 48th Street, New York, New York on Tuesday, November 16, 2004 at 10:00 a.m. (EST) for the purpose of voting upon the approval and authorization of the previously announced merger agreement between Stelmar and affiliates of Fortress Investment Group LLC. Stelmar anticipates that the merger will become effective as promptly as practicable after the special meeting, subject to its approval by shareholders. Dividend

     Stelmar's Board of Directors declared a quarterly dividend of $0.12 per share, to be paid on November 12, 2004 to shareholders of record at the close of business on October 29, 2004. The ex-dividend date is October 27, 2004.

Conference Call and Webcast

     Stelmar's management team will host a conference call today, October 20, 2004, at 10:00 a.m. Eastern Daylight Time to discuss the Company's third quarter 2004 financial results. The United States dial-in number for the call is:
1-888-891-7634. The international dial-in number is: 1-719- 955-1564. A replay of the conference call will be available until midnight on November 3, 2004. The United States replay number is 1-888-203-1112; the international replay number is 1-719-457-0820 and the access code required for the replay is 988837. There will also be a simultaneous live webcast over the Internet at: https://cis.premconf.com/sc/scw.dll/usr?cid=vlllrwcznnlvrnsrm

About Stelmar Shipping Ltd.

     Stelmar Shipping Ltd. is an international provider of petroleum products and crude oil transportation services. Headquartered in Athens, Greece, Stelmar operates one of the world's largest and most modern Handymax and Panamax tanker fleets with an average age of approximately six years. Stelmar's 40 vessel fleet consists of 24 Handymax, 13 Panamax and three Aframax tankers. The Company's fleet includes two leased Aframax, and nine leased Handymax vessels. One hundred percent of the fully owned fleet is double-hull. In addition, four of the leased vessels are double-hull and the balance are double-sided. The Company, through its maintenance of a modern fleet and commitment to safety, has earned an excellent reputation for providing transportation services to major oil companies, oil traders and state-owned oil companies.

Forward-Looking Statements

     This release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company's operations, performance and financial conditions, including, in particular, statements regarding: TCE rates in the near term; time charter revenues; net operating days; tanker supply and demand; supply and demand for oil; expectations as to funding the Company's future capital requirements; future capital expenditures; the Company's growth strategy and measures to implement such strategy; environmental changes in regulation; cost savings and other benefits, the time charter and spot charter markets, our mix of time and spot charters, prospective earnings and utilization of our vessels, our insurance claims expectations and the expected completion and timing of the merger and other information relating to the merger. Words such as "expects," "intends," "plans," "believes," "anticipates," "estimates," and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to: changes in production of or demand for oil and petroleum products, either generally or in particular regions; the cyclical nature of the tanker industry and its dependence on oil markets; the supply of tankers available to meet the demand for transportation of petroleum products; greater than anticipated levels of tanker newbuilding orders or less than anticipated rates of tanker scrapping; changes in trading patterns significantly impacting overall tanker tonnage requirements; competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company's filings with the U.S. Securities and Exchange Commission. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

                               ###TABLES FOLLOW###


                                              STELMAR SHIPPING LTD. AND SUBSIDIARIES
                                                 CONSOLIDATED STATEMENTS OF INCOME
                                   FOR THE THREE MONTH PERIODS ENDED SEPTEMBER 30, 2004 AND 2003
                                 AND FOR THE NINE MONTH PERIODS ENDED SEPTEMBER 30, 2004 AND 2003
                                 (Expressed in thousands of U.S. Dollars - except per share data)

                                            Three Month Period        Nine Month Period
                                            Ended September 30        Ended September 30
                                             2004        2003         2004         2003
                                          -----------  ----------   ----------  -----------
                                          (unaudited)  (unaudited)  (unaudited) (unaudited)
 REVENUES:
Revenue from vessels                    $     69,465      41,871      180,722      130,682
    Commissions                               (1,494)     (1,046)      (4,099)      (3,193)
                                          -----------  ----------   ----------  -----------
        Revenue from vessels, net             67,971      40,825      176,623      127,489
                                          -----------  ----------   ----------  -----------

EXPENSES:

    Voyage expenses                            2,071       2,073        9,610        7,234
    Vessel operating expenses                 15,254      10,660       41,986       32,612
    Bare boat hire expenses                    6,951           -       10,454            -
    Depreciation and amortization             11,067      10,876       35,634       32,717
    Loss on sale of vessel                     1,687          13        1,678        7,268
    General and administrative expenses       15,291       2,056       22,092        6,653
    Provision for doubtful receivables           987           -          987          350
    Insurance deductibles                        130         131          200          396
                                          -----------  ----------   ----------  -----------
    Operating income                          14,533      15,016       53,982       40,259
                                          -----------  ----------   ----------  -----------

OTHER INCOME (EXPENSES):
    Interest and finance costs, net           (4,730)     (4,211)     (12,815)     (13,314)
    Other, net                                  (727)        (92)        (523)        (319)
                                          -----------  ----------   ----------  -----------

    Total other income (expenses), net        (5,457)     (4,303)     (13,338)     (13,633)
                                          -----------  ----------   ----------  -----------

Net Income                              $      9,076      10,713       40,644       26,626
                                          ===========  ==========   ==========  ===========
Earnings per share, basic               $       0.52        0.62         2.33         1.55
                                          ===========  ==========   ==========  ===========

Weighted average number of
   shares, basic                          17,542,911  17,285,687   17,446,122   17,158,207
                                          =========== ===========  ===========  ===========

Earnings per share, diluted             $       0.52        0.62         2.32         1.54
                                          ===========  ==========   ==========  ===========

Weighted average number of
    shares, diluted                       17,542,608  17,371,449   17,521,601   17,251,496
                                          =========== ===========  ===========  ===========

STELMAR SHIPPING LTD. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
September 30, 2004 AND DECEMBER 31, 2003
(Expressed in thousands of U.S. Dollars)

ASSETS                                               September      December
                                                        2004        2003
                                                    -----------  -------------
                                                     (unaudited)   (audited)
CURRENT ASSETS:
    Cash and cash equivalents                        $  82,729    $  36,463
    Accounts receivable - trade, net                    16,129        7,075
    Insurance claims                                    19,571       18,422
    Other current assets
                                                         9,257        5,699
                                                   -----------  -----------
          Total current assets                         127,686       67,659


FIXED ASSETS:
    Advances for vessel acquisition / under
    construction                                             -       88,071
    Vessels, net book value                            807,483      723,444
    Other fixed assets, net                              1,422        1,343
                                                   -----------  -----------
          Total fixed assets                           808,905      812,858
                                                   -----------  -----------

RESTRICTED CASH                                          2,750          750
OTHER ASSETS                                             6,300            -
DEFERRED CHARGES, net                                   17,645       16,154
                                                   -----------  -----------

          Total assets                               $ 963,286    $ 897,421
                                                   ===========  ===========

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:

    Current portion of long-term debt                $  45,774    $  55,003
    Accounts payable - trade                            14,163       17,577
    Other current liabilities                           22,155        8,231
    Financial instruments fair value                     3,302        5,122
                                                   -----------  -----------

          Total current liabilities                     85,394       85,933
                                                   -----------  -----------

LONG-TERM DEBT, net of current portion                 479,688      452,647
                                                   -----------  -----------

CONTINGENCIES

STOCKHOLDERS' EQUITY:
    Preferred stock, $0.01 par value; 20,000,000
    shares authorized, none issued.                          -            -
    Common stock, $0.02 par value; 25,000,000 shares
    authorized; 17,518,187 and 17,305,687 issued and
    outstanding at September 30 2004 and  December
    31, 2003, respectively.                                351          346
    Additional paid-in capital                         226,065      222,598

    Accumulated other comprehensive
     income / (loss)                                    (3,248)      (4,774)
    Retained earnings                                  175,036      140,671
                                                   -----------  -----------

          Total stockholders' equity                   398,204      358,841
                                                   -----------  -----------

          Total liabilities and
          stockholders' equity                       $ 963,286    $ 897,421
                                                   ===========  ===========

STELMAR SHIPPING LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE NINE MONTH PERIODS ENDED SEPTEMBER 30, 2004 AND 2003
(Expressed in thousands of U.S. Dollars)
                                                      2004         2003
                                                   -----------  -----------
                                                    (unaudited)  (unaudited)

Cash Flows from Operating Activities:
   Net income                                        $  40,644    $  26,626
   Adjustments to reconcile net income
   to net cash provided by operating activities:
     Depreciation                                       31,399       29,420
     Fair value of foreign exchange deal                  (302)
     (Gain) / Loss from sale of vessels                  1,064        7,268
     Amortization of deferred dry-docking costs          4,235        3,297
     Amortization of other financing costs                 349          251
     Non cash compensation                                 352            -
     Change in working capital                          (3,253)         835
     Other assets                                       (6,300)            -
     Payments for dry-docking                           (6,154)      (7,243)
     Translation adjustment                                  8            -
                                                   -----------  -----------

Net Cash from Operating Activities                      62,042       60,454
                                                   -----------  -----------

Cash Flows from (used in) Investing Activities:
     Advances for vessels acquisition -
     under construction                                      -      (61,035)
     Vessel acquisitions and/or improvements          (219,075)           -
     Capital expenditure for property and equipment       (618)         (98)
     Increase in restricted cash                        (2,000)           -
     Net proceeds from sale of vessels                 191,582        8,369
                                                   -----------  -----------

Net Cash used in Investing Activities                  (30,111)     (52,764)
                                                   -----------  -----------

Cash Flows from (used in) Financing Activities:
     Proceeds from long-term debt                      190,624       45,000
     Principal payments of long-term debt              (67,310)     (33,417)
     Repayment of long-term debt
      due to sale of  vessels                         (105,502)      (7,650)

     Dividends paid                                     (6,279)           -
     Issuance of common stock                            3,120        6,726
     Payments for loan fees and
      other financing costs                               (318)      (1,606)
                                                   -----------  -----------

Net Cash from Financing Activities                      14,335        9,053
                                                   -----------  -----------

Net increase in cash and cash equivalents               46,266       16,743
Cash and cash equivalents at beginning of period        36,463       36,123
                                                   -----------  -----------

Cash and cash equivalents at end of period           $  82,729    $  52,866
                                                   ===========  ===========